Exhibit 99.1

BIOPHYTIS ANNOUNCES THE AUDITING OF ITS 2025 FINANCIAL STATEMENTS AND THE RESUMPTION OF TRADING IN ITS STOCK

Paris (France) and Cambridge (Massachusetts, U.S.), July 29th, 2026, at 23:00 CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, announces the publication of its parent company financial statements for the fiscal year ended December 31, 2025, prepared in accordance with French accounting rules and principles and approved by the Board of Directors on July 24, 2026, as well as the resumption of trading of its shares on Euronext Growth Paris.

The annual financial statements were the subject of a report by the statutory auditors stating that they were unable to issue an unqualified opinion, based in particular on uncertainties regarding the Company’s going concern status and the accounting treatment of certain capital transactions described in their report.

This publication complies with the Company’s obligations as an issuer on Euronext Growth, given the limited size of its group (total assets of less than €20 million, fewer than 250 employees, and no revenue for any of the group’s entities).

Although the scope differs from that of the IFRS consolidated financial statements published in 2024, and although the final 2025 data are not directly comparable, this presentation remains faithful to the Company’s economic reality and complies with Article L. 233-16 of the French Commercial Code.

Amounts in thousands of euros	Company financial statement
Final and audited	12 months

REVENUES	-
NET INCOME	-8 205
SHAREHOLDERS’ EQUITY	-8 847

Financial Debt & Current Liabilities

Amounts in € thousands	Dec. 31, 2024	Dec. 31, 2025	Change
Bond borrowings	5 953	4 267	-1 686	-28%
Current liabilities	6 439	7 350	911	14%
Other current liabilities	109	222	113	104%
Total Financial Debt and Current Liabilities	12 501	11 840	-661	-5%

Total financial debt and current liabilities amounted to €11.9 million as of December 31, 2025, down €0.6 million (-5%) compared with December 31, 2024. This change is primarily driven by a €1.7 million (-28%) reduction in bond debt, reflecting the financial restructuring measures undertaken by the company, the effect of which is partially offset by an increase in current liabilities (up €0.9 million).

Operating Results

Amounts in € thousands	Dec. 31, 2024 12 months	Dec. 31, 2025 12 months	Change
Revenues	-	-
Total Operating Revenue	623	12	-611	-98%
Operating Expenses	9 758	7 811	-1 947	-20%
Depreciation, Amortization, and Provisions	288	468	180	63%
Other Expenses	175	159	-16	-9%
Total Operating Expenses	10 221	8 438	-1 783	-17%
Operating Income	-9 597	-8 425	1 172	-12%
Financial Expenses	1 493	644	-849	-57%
Financial Income	572	293	-280	-49%
Financial Income	-921	-352	569	-62%
Extraordinary Expenses	19	0	-19	-100%
Extraordinary Income	62	0	-62	-100%
Extraordinary Income	43	0	-43	-100%
Income Taxes	-1 089	-572	517	-47%
Net Income (Loss)	-9 386	-8 205	1 181	-13%

The net loss amounted to €8.2 million for fiscal year 2025, compared with €9.4 million in 2024, representing an improvement of €1.2 million (-13%). This trend reflects continued efforts to control operating expenses. This led to a 12% improvement in operating income. Financial income improved by 62%, driven by lower financial expenses. The decrease in the research tax credit reflects the slowdown in research and development activities. The net loss decreased by 13%, confirming the effectiveness of the measures implemented.

Cash Position

Cash and cash equivalents totaled 187 thousand euros as of December 31, 2025, compared with 72 thousand euros as of December 31, 2024. As of the date of these financial statements, and based on the refinancing transactions that took place during the first half of 2026, current plans and assumptions approved by the Board of Directors on July 24, 2026, as well as the availability of the Hexagon bond facility, the Company estimates that it can finance its operations through September 30, 2026, subject, in particular, to the resumption of trading and the effective drawdown of the Hexagon bond facility following resumption.

Cash and cash equivalents are insufficient to finance the Company’s operations over the next 12 months. There is therefore significant uncertainty regarding the Company’s ability to continue as a going concern.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50